Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 4 DATED OCTOBER 4, 2021
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 13, 2021, Supplement No. 2, dated August 23, 2021, and Supplement No. 3, dated September 15, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	updated information regarding the Dealer Manager; and
●	updated information regarding management.

●Dealer Manager

On October 4, 2021, our Dealer Manager changed its name from Black Creek Capital Markets, LLC to Ares Wealth Management Solutions, LLC. Accordingly, all references to “Black Creek Capital Markets, LLC” throughout the Prospectus are hereby replaced by “Ares Wealth Management Solutions, LLC.”

●MANAGEMENT

The following supersedes and replaces the section titled “Management—Combined Industrial Advisors Committee” beginning on page 138 of the Prospectus:

Our board of directors adopted a delegation of authority policy and pursuant to such policy, has established the Combined Industrial Advisors Committee and delegated the authority for certain actions to the Combined Industrial Advisors Committee. The Combined Industrial Advisors Committee is not a committee of our board of directors. Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions. The Combined Industrial Advisors Committee does not have authority over any transactions between us and the Advisor, a member of our board of directors, or any of their respective affiliates. The Combined Industrial Advisors Committee is currently comprised of William Benjamin, Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Brian R. Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, David Roth, Scott A. Seager, Jeffrey W. Taylor, Scott W. Recknor, J.R. Wetzel, Joshua J. Widoff and Evan H. Zucker.

With respect to real property investments, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to approve all unaffiliated real property acquisitions for a purchase price of up to $40.0 million, provided that certain acquisition criteria are satisfied. Our board of directors established the acquisition criteria with the intent that the consideration to be paid for each such real property will be approved by the Combined Industrial Advisors Committee in accordance with the requirements set forth in our charter. Our board of directors, including a majority of the independent directors, must approve all real property acquisitions for a purchase price greater than $40.0 million.

With respect to real property investments, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to approve all unaffiliated real property dispositions for a sales price of up to $25.0 million, provided that the aggregate amount of dispositions approved by the Combined Industrial Advisors Committee in any quarter may not exceed $50.0 million. Our board of directors, including a majority of the independent directors, must approve all real property dispositions (i) for a sales price greater than $25.0 million, and (ii) once the total dispositions approved by the Combined Industrial Advisors Committee in any quarter equals $50.0 million, for any sales price through the end of such quarter.

With respect to the lease of real property, our board of directors has delegated (i) to Scott W. Recknor the authority to approve any lease of real property, on such terms as he deems necessary, advisable, or appropriate, for total base rent up to and including $20.0 million over the base term of the lease, and (ii) to the Combined Industrial Advisors Committee the authority to approve the lease of real property, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable, or appropriate, for total base rent up to $50.0 million over the base term of the lease.

With respect to capital expenditures (excluding capital expenditures approved by our board of directors in the ordinary course of budget approvals), (i) Mr. Recknor is authorized to approve any capital expenditure of up to $3.0 million over the line item approved by our board of directors in the budget for the specified property, and (ii) the Combined Industrial Advisors Committee is authorized to approve any capital expenditure of up to $7.0 million over the line item approved by our board of directors in the budget for the specified property.

With respect to borrowing decisions, our board of directors has authorized (i) Scott A. Seager and Brian R. Lange to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $30.0 million, and (ii) the Combined Industrial Advisors Committee to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $100.0 million, provided that the total borrowings approved by the Combined Industrial Advisors Committee in any quarter may not exceed $100.0 million. The functions delegated to our officers and to the Combined Industrial Advisors Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.